April 11, 2005

MAIL STOP 0511

Mr. Paul D. Brock, President
Fortune Partners, Inc.
Suite 1100, 1050 West Pender Street
Vancouver, British Columbia
Canada, V6E 3S7

Re:	Fortune Partners, Inc.
File No. 333-120951
Registration Statement on Form SB-2
      Amendment 2 filed March 16, 2005

Dear Mr. Brock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose when, if ever, the company would take title to the mining claims and under what circumstances would the transfer be made.

Risk Factors

2. We note your response to comment three. However we repeat our comment number 14 related to the original correspondence sent to Fortune Partners on December 30, 2004 regarding the addition of a risk factor. This risk factor needs to address the fact that the property has not been examined in the field by a professional geologist or mining engineer and the risks explained to potential investors. This was addressed in the initial response, but deleted with this last filing.

3. Please include a risk factor regarding the risk that third party claims could be brought against the CEO, Paul Brock, in which the mineral claims would be subject to such claims.

Plan of Operations

4. Please update the approximate time frames in the first milestone.

Description of Property

5. The fifth paragraph describes sampling and assay results. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise your text accordingly.

Certain Relationships and Related Transactions

6. In subsection (d), please clearly state whether the company paid
Teuton Resources $10,000 and describe the "nominal consideration."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 942-1941 or Hugh West at
(202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Thomas J. Deutsch
	Fax (604) 684-0916
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Fortune Partners, Inc.
April 11, 2005
Page 1